FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of April

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date May 7, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 April 15, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Cambior
Noranda
Novicourt

DRILLING AT CORVET OUTLINES A THIRD SIGNIFICANTAURIFEROUS CORRIDOR ON THE LA GRANDE BELT

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce the first drill results on Corvet (100% Virginia), located south of LG-4 reservoir, on the Québec Middle North territory.

You will recall that the Contact zone had been followed at surface over more than one kilometre and returned values of up to 30 g/t Au in selected samples and of up to 6.59 g/t Au over 2 m in channels. The Marco zone, located 2 km NE of the Contact zone, returned values varying between 2.7 g/t Au and 56 g/t Au in selected samples and up to 3.79 g/t Au over 5.2 m in channels (press releases of November 6, 2003, and March 8, 2004).

To date seven holes, totalling 886.7 m, have tested the Marco zone on a lateral distance of approximately 200 m and to a vertical depth of 130 m (see longitudinal section). All these holes have intersected the Marco zone, a plurimetric to decametric structure hosting several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite) associated with millimetric to decimetric quartz veinlets and veins, and microcline, tourmaline, garnet, biotite, magnetite, and damourite alterations. The Marco zone is developed within a quartz-feldspath-biotite (felsic dyke?) granoblastic rock and at its contact with basalt highly altered with biotite. The Marco zone, WNW-ESE oriented and dipping 80-85º towards north, is open in all directions. Visible gold grains were observed in holes CE-04-01 and CE-04-02. The following values were obtained in drilling:

* True thickness
As for the Contact zone, 6 holes were drilled to date, covering a lateral segment of 550 m to a depth of 80 m. Results are yet to come.

The drilling program at Corvet is currently still in progress and additional work is planned for the summer of 2004. Initial results confirm the discovery by Virginia of a third significant auriferous corridor in the La Grande Belt, adding to the discovery of Zone 32 (resources of 350,000 oz of gold) on the La Grande Sud project and the Orfée Zone (resources of 95,000 oz of gold) on the Poste Lemoyne project.

Work is carried out by the personnel of Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples will be used to check for possible contamination in laboratories while certified standards will determine the analytical accuracy and precision.

Assay samples, coming from core halves varying in length from 0.5 to 1.5 meter are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca

PROJET CORVET EST PROJECT - Zone Marco Zone

N300°
N120°
Surface
2.23 g/t
2.95 g/t / 0.6m
1.88 g/t / 4.5m
56.15 g/t, 13.85 g/t
4.04 g/t, 2.76 g/t
3.79 g/t / 5.2m
4.22 g/t
1.54 g/t
27.95 g/t
10.61 g/t
3.26 g/t
L 27+00 E
L 28+00 E
L 29+00 E
L 30+00 E
CE-04-06
0.63 g/t / 3.0m
(2.0m)*
CE-04-01
1.82 g/t / 7.0m
(5.5m)*
CE-04-03
2.13 g/t / 7.0m
(6.0m)*
CE-04-05
2.96 g/t / 3.0m (2.0m)*
1.26 g/t / 8.45m (5.6m)*
5.08 g/t / 2.0m (1.2m)*
50m
CE-04-02
2.27 g/t / 21.0m (11.0m)*
Incl. 10.21 g/t / 3.0m (1.8m)*
Forage en cours /
Drilling in progress
CE-04-04
1.22 g/t / 23.7m (15.0m)*
Incl. 6.01 g/t / 1.0m (0.6m)*
100m
CE-04-18
Résultats en attente
Assays pending
Forage à venir /
Planned hole
150m
0
25
50
Mètres / Meters
Longitudinale / Longitudinal
Regardant vers le nord /
Looking north

Valeurs en g/t Au / Values in g/t Au

(11.0m) Épaisseur vraie / True thickness*